Exhibit 99.1

Nano Dimension Ltd. Announces Exercise of Over-Allotment Option by Underwriters

Ness Ziona, Israel, October 13, 2016 – Nano Dimension Ltd, a leader in the field of 3D Printed Electronics (NASDAQ, TASE: NNDM), today announced that the underwriters of its previously announced public offering of 1,850,000 American Depository Shares (ADSs) have exercised their option to purchase an additional 275,275 ADSs, at $6.50 per ADS to cover over allotments, bringing total gross proceeds from the offering to approximately $13.8 million, before deducting underwriting discounts and commissions and other offering-related expenses. This exercise of the over allotment closed on October 11, 2016.

National Securities Corporation, a wholly owned subsidiary of National Holdings Corporation (NasdaqCM:NHLD), acted as sole book running manager for the offering. Lake Street Capital Markets acted as co-manager for the offering.

A registration statement on Form F-1 relating to these securities was filed with the U.S. Securities and Exchange Commission (SEC) and was declared effective on September 26, 2016. Copies of the prospectus relating to the offering, when available, may be obtained by request to the offices of National Securities Corporation, Attn: Kim Addarich, Managing Director, 410 Park Avenue, 14th Floor, New York, NY 10022, Email: Kaddarich@nhldcorp.com; or the offices of Lake Street Capital Markets, LLC, Attn: Equity Syndicate Department, 225 South 6th St, Ste 2050, Minneapolis, MN 55402, Telephone: (888) 330-4648, Email: Contact@lakestreetcm.com; or the on the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale is not permitted.

About Nano Dimension Ltd

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com